American Rebel Holdings, Inc.

718 Thompson Lane Suite 108-199

Nashville, Tennessee 37204

January 24, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Rebel Holdings, Inc
Registration Statement on Form S-1
Filed November 1, 2021, as amended File No. 333-260646

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 18, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:00 p.m., Eastern Time, on Thursday, January 24, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Adele Hogan (email: ahogan@lucbro.com or telephone: (212) 417-8161) of Lucosky Brookman LLP.

Very Truly Yours,

American Rebel Holdings, Inc.

/s/ Charles A. Ross
Charles A. Ross
Chief Executive Officer

cc: Joseph Lucosky, Lucosky Brookman LLP